Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

11 April 2013

Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Cecilia Blye
Chief, Office of Global Security Risk

Subject:	Deere & Company Form 10-K for the Fiscal Year Ended October 31, 2012 Commission File No. 1-4121

Dear Ms. Blye:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below are the Company’s responses to the comments of the Office of Global Security Risk of the Securities and Exchange Commission, dated March 28, 2013, pertaining to the Company’s Form 10-K for the fiscal year ended October 31, 2012. The numbered paragraphs below set forth your letter’s comments, followed by our responses to those comments.

1.                                      Please tell us about any contacts with Sudan and Syria since your letter to us dated February 10, 2010. We note 2011 news articles reporting that the government of Sudan planned to purchase tractors from you. We also note a 2012 news article reporting sales of second-hand John Deere tractors into Syria by one of your dealers. Your 10-K does not include disclosure regarding contacts with Sudan or Syria. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your prior letter, if any, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response: As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2012, the Company manufactures and distributes agricultural and turf

11 April 2013

equipment and construction and forestry equipment and has financial services operations, with total net sales and revenues exceeding $36 billion in fiscal year 2012.

The Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or, with the exception of warranty and parts support described below, Sudan. With the exception of one non-U.S. subsidiary, discussed below, the Company has no direct or indirect business contacts with the governments of Syria or Sudan, with any companies known by the Company to be controlled by the governments of Syria or Sudan or with any companies located in those countries.

The Company distributes agricultural and turf equipment and service parts in various countries throughout Europe, Africa, the Near and Middle East and the Commonwealth of Independent States through John Deere International GmbH (“JDIN”), a company established under the laws of Switzerland, and other related non-U.S. companies. As described in our letter to you dated 10 February 2010, JDIN, through its predecessor company, John Deere Export, formerly appointed Ezzat Jallad & Fils, Damascus, Syria (“Jallad (Syria)”) as a distributor of John Deere agricultural products. JDIN terminated the relationship with Jallad (Syria) prior to fiscal year 2007. No other distributor is authorized to distribute Deere products in Syria.

In responding to your comment letter, the Company learned of one instance of a sale of second-hand agricultural equipment from an independently-owned dealer to a distributor that resold the equipment in Syria. The sale occurred on September 9, 2011 and consisted of three used combines. The independently-owned dealer is located in the United Kingdom. The dealer is not authorized to sell Deere products into Syria. However, the Company does not have control over or knowledge of secondary sales of equipment.

On July 7, 2011, the Department of the Treasury, Office of Foreign Assets Control (“OFAC”), granted the Company a license (the “2012 OFAC License”) to sell sugar cane harvesters and spare parts to the Sudanese Tractor Company (“SUTRAC”) for eventual sale to the Kenana Sugar Company (“Kenana”), in Khartoum, Sudan. The 2012 OFAC License expired on July 31, 2012, subject to permitted warranty and parts support services to SUTRAC and Kenana for a period of two years. All initial sales to SUTRAC under the 2012 OFAC License were completed prior to July 31, 2012. The sales under the 2012 OFAC License totaled an aggregate amount of approximately $9 million. In accordance with the 2012 OFAC License, the Company continues to distribute service parts to Kenana as required. In connection with the sales to SUTRAC pursuant to the 2012 OFAC License, a JDIN representative traveled to Sudan to meet with SUTRAC and Kenana in early 2012. Currently, the Company is investigating the transactions under the 2012 OFAC License to confirm that the transactions were made in accordance with the terms and conditions thereof. The Company will supplement this response in the event that it discovers that the Company violated the terms and conditions of the 2012 OFAC License. Recently, the Company applied for and received a new license from OFAC that expires on March 31, 2015 (the “2015 OFAC License”) with similar terms to the 2012 OFAC License. The Company may make sales to SUTRAC pursuant to the terms and conditions of the 2015 OFAC License.

11 April 2013

2.                                      Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company’s response to Comment 1 above is incorporated in its entirety into this response to Comment 2. With the exception of the Company’s limited sales in Sudan pursuant to the 2012 OFAC License described in response to Comment 1, the Company and its consolidated subsidiaries have had no sales or revenues associated with Syria or Sudan since February 10, 2010. The revenue derived from the sales in Sudan pursuant to the 2012 OFAC License was de minimis, and therefore the Company does not believe that the sales were quantitatively material.

We have also considered the qualitative factors that reasonable investors might consider important when making investment decisions, including the potential impact of corporate activities upon the Company’s reputation and share value. The sales to SUTRAC and the warranty and service support thereafter were made pursuant to a valid OFAC license and in accordance with U.S. law. The Company has no subsidiaries, employees, business operations, physical assets or liabilities in Syria or Sudan. However, the Company does support potential warranty claims on the equipment sold into Sudan pursuant to the 2012 OFAC License. Given these facts and circumstances, we believe that the limited sales into Sudan through an independently owned third party distributor pursuant to a valid OFAC license would not have a material impact on investor sentiment, the Company’s reputation or share value.

As you requested in your letter dated March 28, 2013, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have prepared these responses based upon current knowledge and information following review of our business operations. However, given the Company’s size and complexity and the limited time provided for responding to your letter, the Company

11 April 2013

respectfully reserves the right to supplement its response in the event that additional facts or circumstances come to our attention at a later date.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5467.

Sincerely,

/s/ Gregory R. Noe
Gregory R. Noe
Corporate Secretary